FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-206703-01

 The depositor has filed a registration statement (including a prospectus) with the SEC (SEC File No. 333-206703) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor or Credit Suisse Securities (USA) LLC, any other underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037.

CSAIL 2015-C4
Commercial Mortgage Trust

Credit Suisse First Boston Mortgage Securities Corp.
Commercial Mortgage Pass Through Certificates, Series 2015-C4

November 18, 2015

The information in this Supplement to Free Writing Prospectus (this “Supplement”) clarifies, updates and/or modifies the information contained in the free writing prospectus, dated November 5, 2015 (the “Free Writing Prospectus”), and the structural and collateral term sheet, dated November 5, 2015 (the “Term Sheet” and, together with the Free Writing Prospectus, the “Transaction Free Writing Prospectus”). Capitalized terms used in this Supplement but not defined herein will have the meanings ascribed to them in the Free Writing Prospectus. In all other respects, except as modified below, the Free Writing Prospectus remains unmodified.

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COLLATERAL UPDATE

1.	5070 Phillip Lee Drive.

With regards to Loan No. 47, 5070 Phillip Lee Drive, the amount of $212,311 was reserved at origination for unfunded obligations to be released once the tenant Kittrich, LLC was determined to be paying its full unabated rent as per its lease. The obligation has since been fulfilled, and $212,311 has been released.

STRUCTURAL UPDATE

2.	Class X-D and Class X-E Certificates.

The certificate structure is being revised to combine the Class X-D Certificates and the Class X-E Certificates into a single Class of Certificates designated as the Class X-D Certificates and to eliminate the Class X-E Certificates from the certificate structure.

The Class X-D Certificates will have a notional amount of $49,331,000 and expected ratings of BBB-sf, BBB-(sf) and BBB- from Fitch, KBRA and Morningstar, respectively. The Class X-D Certificates will have an assumed final distribution date of November 2025 and a Rated Final Distribution Date of November 2048. The notional amount of the Class X-D Certificates will at all times equal the aggregate certificate principal balance of the Class D and Class E Certificates outstanding from time to time. The Class X-D Certificates will not have a certificate principal balance and will not represent the right to receive any distributions of principal. The Class X-D Certificates will be comprised of a component associated with the Class D Certificates, with a notional amount equal to the certificate principal balance of the Class D Certificates, and a component associated with the Class E Certificates, with a notional amount equal to the certificate principal balance of the Class E Certificates. The Pass-Through Rate for each such component will equal the excess, if any, of (a) the WAC Rate for such Distribution Date over (b) the Pass-Through Rates for the Class D or Class E Certificates, as applicable.

All amounts currently described as being payable to the Class X-D Certificates and the Class X-E Certificates will be payable in respect of the applicable component of the Class X-D Certificates in the same amounts and in the same priority as currently described. All losses and shortfalls currently described as being allocable to the Class X-D and Class X-E Certificates will be allocable in respect of the applicable component of the Class X-D Certificates, in the same amounts and in the same priority as currently described.

The discussions set forth under “Risk Factors” and “Yield, Prepayment and Maturity Considerations” in the Free Writing Prospectus with respect to the Class X-E Certificates will apply to the Class X-D Certificates (and to the applicable component of the Class X-D Certificates).

3.	Class A-3 and Class A-4 Certificates.

The initial principal balance of the Class A-3 Certificates will be decreased to $180,000,000 and the initial principal balance of the Class A-4 Certificates will be increased to $341,013,000.

4.	Revised Issue Characteristics.

Class	Initial Certificate Principal Balance or Notional Amount(1)	Approx. Credit Support	Approx. Initial Pass- Through Rate(2)	Pass- Through Rate Description	Expected Ratings (Moody’s/Fitch/ KBRA/ Morningstar)(3)	Weighted Average Life (yrs.)(4)	Assumed Principal Window(4)	Assumed Final Distribution Date(4)
	Offered Certificates
A-3	$180,000,000	30.000%(5)%		(6)	Aaa(sf)/AAAsf/AAA(sf)/AAA	9.59	06/25-08/25	August 2025
A-4	$341,013,000	30.000%(5)%		(6)	Aaa(sf)/AAAsf/AAA(sf)/AAA	9.80	08/25-10/25	October 2025

(1)	Approximate, subject to a variance of plus or minus 5%.
(2)	Approximate per annum rate as of the closing date.
(3)	It is a condition of issuance that the offered certificates receive the ratings set forth above. Ratings shown are those of Moody’s Investors Service, Inc., Fitch Ratings, Inc., Kroll Bond Rating Agency, Inc. and Morningstar Credit Ratings, LLC. Subject to the discussion under “Ratings” in the Free Writing Prospectus, the ratings on the certificates address the likelihood of the timely receipt by holders of all payments of interest to which they are entitled on each distribution date and, except in the case of the interest only certificates, the ultimate receipt by holders of all payments of principal to which they are entitled on or before the applicable rated final distribution date. Certain nationally recognized statistical rating organizations, as defined in Section 3(a)(62) of the Securities Exchange Act of 1934, as amended, that were not hired by the depositor may use information they receive pursuant to Rule 17g-5 under the Securities Exchange Act of 1934, as amended, or otherwise to rate the offered certificates. We cannot assure you as to what ratings a non-hired nationally recognized statistical rating organization would assign. See “Risk Factors—Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Certificates; Ratings of the Certificates Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings May Affect ERISA Eligibility; Ratings May Be Downgraded” in the Free Writing Prospectus. Moody’s Investors Service, Inc., Fitch Ratings, Inc. and Kroll Bond Rating Agency, Inc. have informed us that the “sf” designation in the ratings represents an identifier of structured finance product ratings. For additional information about this identifier, prospective investors can go to the related rating agency’s website. The depositor and the underwriters have not verified, do not adopt and do not accept responsibility for any statements made by the rating agencies on those websites. Credit ratings referenced throughout the Free Writing Prospectus are forward-looking opinions about credit risk and express a rating agency’s opinion about the willingness and ability of an issuer of securities to meet its financial obligations in full and on time. Ratings are not indications of investment merit and are not buy, sell or hold recommendations, a measure of asset value or an indication of the suitability of an investment.
(4)	Assuming no prepayments and according to the modeling assumptions described under “Yield, Prepayment and Maturity Considerations” in the Free Writing Prospectus.
(5)	The approximate initial credit support with respect to the Class A-3 and A-4 certificates represents the approximate credit enhancement for the Class A-1, A-2, A-3, A-4 and A-SB certificates in the aggregate.
(6)	For any distribution date, the pass-through rates of the Class A-3 and Class A-4 certificates will each be a per annum rate equal to one of (i) a fixed rate, (ii) the weighted average of the net interest rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30 day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs, (iii) the lesser of a specified pass-through rate and the weighted average rate specified in clause (ii), or (iv) the weighted average rate specified in clause (ii) less a specified percentage.

5.	Revised Decrement Tables.
The tables that appear in the Free Writing Prospectus under the heading “Yield, Prepayment and Maturity Considerations—Weighted Average Life of the Offered Certificates” and are

entitled “Percentages of the Initial Certificate Principal Balance of the Class A-3 Certificates at the Specified CPYs” and “Percentages of the Initial Certificate Principal Balance of the Class A-4 Certificates at the Specified CPYs” are hereby deleted in their entirety and replaced with the following tables:

Percentages of the Initial Certificate Principal Balance of
the Class A-3 Certificates at the Specified CPYs

	Prepayment Assumption
Distribution Date	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY
Closing Date	100%	100%	100%	100%	100%
November 2016	100	100	100	100	100
November 2017	100	100	100	100	100
November 2018	100	100	100	100	100
November 2019	100	100	100	100	100
November 2020	100	100	100	100	100
November 2021	100	100	100	100	100
November 2022	100	100	100	100	100
November 2023	100	100	100	100	100
November 2024	100	100	100	100	100
November 2025 and thereafter	0	0	0	0	0
Weighted Average Life (in years)	9.59	9.55	9.50	9.43	9.15

Percentages of the Initial Certificate Principal Balance of the Class A-4 Certificates at the Specified CPYs

	Prepayment Assumption
Distribution Date	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY
Closing Date	100%	100%	100%	100%	100%
November 2016	100	100	100	100	100
November 2017	100	100	100	100	100
November 2018	100	100	100	100	100
November 2019	100	100	100	100	100
November 2020	100	100	100	100	100
November 2021	100	100	100	100	100
November 2022	100	100	100	100	100
November 2023	100	100	100	100	100
November 2024	100	100	100	100	100
November 2025 and thereafter	0	0	0	0	0
Weighted Average Life (in years)	9.80	9.79	9.76	9.73	9.53

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Investors are urged to read the final prospectus supplement relating to these securities because it contains important information regarding the offering that is not included herein. The issuer, any underwriter or any dealer participating in the offering will arrange to send you the final prospectus supplement if you request it by calling toll-free 1-800-211-1037.

The asset-backed securities referred to in these materials, and the asset pool backing them, are subject to modification or revision (including the possibility that one or more classes of securities may be split, combined or eliminated at any time prior to issuance or availability of a final prospectus) and are offered on a "when, as and if issued" basis. You understand that, when you are considering the purchase of the offered certificates, the time of sale will come into being no sooner than the date on which the relevant class of offered certificates has been priced, the investor has otherwise taken all actions the investor must take to become committed to purchase the offered certificates, and the investor has therefore entered in to a contract of sale. Any "indications of interest" expressed by you, and any "soft circles" generated by the underwriters prior to the time of sale, will not create binding contractual obligations for you, on the one hand, or the underwriters, the depositor or any of their respective agents or affiliates, on the other hand.

Because the asset-backed securities are being offered on a "when, as and if issued" basis, any such contract will terminate, by its terms, without any further obligation or liability between us, if the securities themselves, or the particular class to which the contract relates, are not issued. Because the asset-backed securities are subject to modification or revision, any such contract also is conditioned upon the understanding that no material change will occur with respect to the relevant class of securities prior to the closing date. If a material change does occur with respect to such class, our contract will terminate, by its terms, without any further obligation or liability between us (the "Automatic Termination"). If an Automatic Termination occurs, we will provide you with revised offering materials reflecting the material change and give you an opportunity to purchase such class. To indicate your interest in purchasing the class, you must communicate to us your desire to do so within such timeframe as may be designated in connection with your receipt of the revised offering materials.

The information contained in these materials may be based on assumptions regarding market conditions and other matters as reflected herein. Credit Suisse Securities (USA) LLC and the other underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any such assumptions will coincide with actual market conditions or events, and these materials should not be relied upon for such purposes. The underwriters and their respective affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of these materials, may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). Credit Suisse Securities (USA) LLC and the other underwriters may have an investment or commercial banking relationship with the issuer.

Information in these materials is current as of the date appearing on the material only. This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement. The information in this free writing prospectus is preliminary and subject to change. Information in these materials regarding any securities discussed herein supersedes all prior information regarding such securities. These materials are not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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